ENERGY POWER SYSTEMS LIMITED










Consolidated Financial Statements
December 31, 2001
(Unaudited)
(Expressed in Canadian Dollars)















Energy Power Systems Limited
Consolidated Balance Sheet
(Expressed in Canadian dollars)

						Dec 31, 2001	June 30, 2001
						(unaudited)		(audited)



ASSETS
Current
Cash						$3,846,062 		$1,242,621
Marketable securities			   363,924 		   221,213
Receivables					 6,541,782 		 4,331,086
Due from co-venturer			   557,321 		   208,652
Inventories and work in progress	 1,902,051 		 1,039,853
Prepaid expenses				   105,522		    67,329
Investments					 3,500,000 	 	 3,500,000
Future income tax asset			   235,000 		   235,000
Total current assets			17,051,662 		10,845,754

Oil and gas interests			 2,997,924 		 2,017,493
Capital assets 			       3,011,268 		 3,268,096
Future income tax asset			   862,749 		   862,000
Goodwill					 1,926,199 		 2,056,832

						$25,849,802 	$19,050,175

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness 			   $908,087 	   $829,001
Accounts payable and accrued
liabilities					  5,476,660 	  4,200,868
Due to shareholders			    513,888 	  1,162,403
Current portion of long-term debt 	    182,151 	    182,151
Future income tax liability		    266,000 	    266,000
Total current liabilities		  7,346,786 	  6,640,423

Due to shareholders, July 31, 2001	    350,000 	    350,000
Long-term debt 				    600,329 	    646,311
Future income tax liability		     56,000 	     56,000
Total liabilities				  8,353,115 	  7,692,734

Shareholders' equity
Capital stock				 38,185,900 	 32,207,289
Deficit					(20,689,213)	(20,849,848)
Total shareholders' equity		$17,496,687 	$11,357,441

						$25,849,802 	$19,050,175

The accompanying notes to the financial statements are an integral part of these financial statements




Energy Power Systems Limited

Consolidated Statement of Earnings and Deficit

(Unaudited)

(Expressed in Canadian dollars)

				For the six month period	For the three month period
				ending December 31		ending December 31
					2001		2000			2001		2000



Sales				$14,351,432	  $12,788,990	$8,810,871	$8,265,023
Cost of sales (including
depreciation and depletion of
$125,669; 2000 - $106,926)12,473,356   11,363,999 	 7,933,115	 7,532,491
Gross profit		   1,878,076    1,424,991	   877,756 	   732,532


Administrative expenses	   1,210,579    1,070,145	   765,056 	   384,057
Amortization of goodwill     130,629 	130,629	    65,315 	    65,315
Amortization of capital assets81,639 	 75,530	    41,829	    39,473
Interest and bank charges	42,576 	 43,138	    10,561 	    13,266
Interest on long-term debt	32,471 	 48,925 	    15,045	    24,135
				   1,497,894    1,368,367 	   897,806 	   526,246
Earnings (loss) before
the following		     380,182 	 56,624	   (20,050)	   206,286


Write down of inactive
capital assets		    (231,251)	 	-	  (231,251)	 	-
Other income			11,704 	 35,626 	     1,917 	    33,898


Net earnings (loss) from
Continuing Operations	    $160,635 	$92,250	 ($249,384)	  $240,184


Discontinued Operations	 	    -   	 55,354 		-   	   144,304


Net earnings (loss)	    $160,635 	$147,604 	 ($249,384)	  $384,488


Deficit, beginning of period(20,849,848)(17,214,932)	(20,439,829)(17,451,816)


Deficit, end of period	 ($20,689,213)($17,067,328)  ($20,689,213)($17,067,328)




Net earnings (loss) from Continuing Operations per Common Share

Net earnings (loss) per share	 $0.02	  $0.02 	   ($0.04)	    $0.06
Weighted average common shares

     outstanding (thousands)	7,120		  3,832	    7,120	    3,832


Fully Diluted net earnings (loss) from Continuing Operations per Common Share

Net earnings (loss) per share	 $0.02 	  $0.02	   ($0.03)	    $0.06
Weighted average fully diluted shares
    outstanding (thousands)	7,883		  3,832	    7,883	    3,832


The accompanying notes to the financial statements are an integral part of these financial statements



Energy Power Systems Limited

Consolidated Statement of Cash Flows

(Unaudited)

(Expressed in Canadian dollars)

	 For the six month period	For the three month period
	ending December 31	ending December 31
	2001		  2000	  2001	  2000

Operating activities

Net earnings (loss) from

    continuing operations		$160,635 	$92,250	($249,384)	$240,184
Adjustments to reconcile net earnings (loss)
to net cash provided by operating activities
   Amortization of goodwill		 130,629 	130,629	   65,315 	  65,315
   Amortization of capital assets	 207,308 	182,456	  105,911 	  93,355
   (Gain) loss on sale of
    capital assets			  (8,254)	  1,977 	   (8,254)	   1,977
   Unrealized foreign exchange loss	 	-   	332,000		  -  	 332,000
   Write down of marketable securities83,181 	      -   	   83,181 	 	-
   Write down of inactive capital assets231,251 	-  	  231,251 	 	-
   Future income tax asset			 (749)	- 		 (4)	 	-
	 804,001 	739,312	228,016 	732,831
Net change in non-cash working capital
   Receivables			    (2,210,696)  (236,395) (1,720,806)   (537,656)
   Inventories and work in progress	(862,198)	690,175 	120,256   1,473,419
   Due from co-venturer			(348,669)  (459,176)	(73,511)   (131,090)
   Prepaid expenses			 (38,193)	 (5,763)	 (3,181)	(35,162)
   Accounts payable & accrued
liabilities			     1,275,792   (732,082)  1,018,958    (585,825)
Cash (used in) provided by
 continuing operations		    (1,379,963)	 (3,929)   (430,268)	916,517
Cash provided by discontinued
     operations	 				-   	 55,354 		-   	144,304
Cash provided by (used in)
	   operating activities	    (1,379,963)	 51,425    (430,268)  1,060,821


Financing activities
Advances (repayment) of  bank
     indebtedness				  79,086   (279,315)   (507,512)   (943,939)
Repayment of long term debt, net	(113,761)  (137,343)	(61,276)	(73,850)
Payments to related parties, net	 	-    (733,165)		-    (702,190)
Repayment to shareholders		(648,515)(1,218,479)   (648,692)   (618,479)
Issue of common shares		     5,978,611 	800,000   5,155,365 	800,000
Cash provided by (used in)
 financing activities		     5,295,421 (1,568,302)  3,937,885  (1,538,458)


Investing activities
Purchase of capital assets 		 (88,990)  (153,512)	(61,228)	(72,906)
Proceeds from sale of capital assets  12,000 	 12,500	 12,000 	 12,500
Recovery of other assets	 		-   1,629,462		-   1,629,462
Purchase of  oil and gas interests(1,009,139)	 -   		(893,201)		 -
Marketable securities			(225,888)	 - 		 (67,483)		 -
Cash provided by (used in)
  investing activities		    (1,312,017) 1,488,450   (1,009,912) 1,569,056


Net increase (decrease) in cash	2,603,441	(28,427)   2,497,705  1,091,419
Cash, beginning of period		1,242,621 1,771,047    1,348,357	651,201
Cash, end of period		     $3,846,062$1,742,620   $3,846,062 $1,742,620


The accompanying notes to the financial statements are an integral part of these financial statements


Energy Power Systems Limited

Consolidated Statement of Segmented Information

(Unaudited) (Expressed in Canadian Dollars)



For the six months ending December 31, 2001

					Engineering
					& Offshore	  Oil & Gas  	Corporate	   Total
Revenue				14,099,725 	   251,707 		  -  	    14,351,432
EBITDA				   837,653 	    94,849	   (127,632)	 804,870
Amortization & depletion	   309,229 	    28,708 	 	    -   	 337,937
Segment operating margin	   528,424 	    66,141 	   (127,632)	 466,933
Write down of inactive capital
assets				   231,251 	 	   - 		    -   	 231,251
Interest and income taxes	    70,762 	 	   -		4,285 	  75,047
Net earnings from continuing
operations				   226,411 	    66,141	   (131,917)	160,635


Capital assets and Oil & Gas
 Interests				 3,011,268   2,997,924		   - 	     6,009,192


For the six months ending December 31, 2000

					Engineering
					& Offshore	  Oil & Gas  	Corporate	   Total
Revenue				12,788,990 	 	    -   		-   12,788,990
EBITDA				   452,585 	 	    - 	 44,813 	 497,398
Amortization			   313,085 	 	    -			-  	 313,085
Segment operating margin	   139,500 	 	    -	 	 44,813 	 184,313
Interest and income taxes	    91,070 	 	    -		    993 	  92,063
Net earnings from continuing
operations				    48,430 		    -		 43,820 	  92,250

Capital assets			 4,936,035 		    - 	      -    4,936,035


For the three months ending December 31, 2001

					Engineering
					& Offshore	  Oil & Gas  	Corporate	   Total
Revenue				 8,697,501 	    113,370			-    8,810,871
EBITDA				   312,916 	     42,566 	(176,783)	 178,699
Amortization & depletion	   156,872 	     14,354 		-   	 171,226
Segment operating margin	   156,044	     28,212		(176,783)	   7,473
Write down of inactive capital
 assets				   231,251 	 	    - 		-   	 231,251
Interest and income taxes	    21,820 	 	    -   	   3,786 	  25,606
Net earnings from continuing
operations				   (97,027)		28,212	(180,569)  (249,384)


For the three months ending December 31, 2000

					Engineering
					& Offshore	  Oil & Gas  	Corporate	   Total
Revenue				8,265,023 	 	    -			-    8,265,023
EBITDA				  240,951 	 	    -		 195,304 	 436,255
Amortization			  158,670 		    - 		-   	 158,670
Segment operating margin	   82,281 	 	    -		 195,304 	 277,585
Interest and income taxes	   37,174 	 	    -		     227 	  37,401
Net earnings from continuing
operations				   45,107 	 	    -	 	 195,077 	 240,184


The accompanying notes to the financial statements are an integral part of these financial statements




Energy Power Systems Limited
Notes to Unaudited Consolidated Financial Statements
For the Six Month Period Ending December 31, 2001 (Canadian
Dollars)

1.   Basis of Presentation

These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended June 30, 2001. These interim financial statements should be read in conjunction with the Company's consolidated financial statements together with notes for the year ended June 30, 2001.

2.	Segmented information

The Company's operations are separated into two distinct segments; the engineering and offshore division, consisting of the operations of M&M, and the oil and gas division performing oil and gas exploration and production. M&M is an engineering and construction company, performing installation, erection, welding, maintenance and ancillary fabrication services.

3.	Discontinued operations

Effective June 30, 2001 the Company adopted a formal plan to dispose of its power segment of business (the "Power
Division"). The Company intends to exercise its option under the terms of the Revised VBC Agreement to cause VBC to purchase the Company's equity shares in the Konaseema EPS
Oakwell Power Limited and has adopted a formal plan of disposition of its interest in the Karnataka Project.

4.	Subsequent Events

(a) Subsequent to the period ending December 31, 2001 800,000 preferred shares were converted into 640,000 common shares and 640,000 purchase warrants which were exercised at $1.50 per share.
(b)	Subsequent to the period ending December 31, 2001 5,000
options were exercised at a price of $1.50 per share and 20,000 options were exercised at a price of $4.00 per share.

5.	Share Capital

(a)	Authorized and Issued:

Authorized:
Unlimited number of Common Shares, without par value
Unlimited number of Class B Special Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II


Issued
Common shares
								#	Consideration
Balance, as at June 30, 2001			6,273,419 	$31,007,289
Issued pursuant to exercise of options	  179,000	    433,500
Issued pursuant to private placement	  707,726	  4,265,111
Issued pursuant to conversion of
	preferred shares 				  320,000	    400,000
Issued pursuant to exercise of warrants	1,320,000	  1,280,000
Balance, as at December 31, 2001		7,288,419  	$37,385,900

Preference shares

Balance, as at June 30, 2001			1,200,000	 $1,200,000
Converted into common shares			  400,000	   (400,000)
Balance, as at December 31, 2001		  800,000 	   $800,000

Total stated capital as at December 31, 2001	-	$38,185,900

(b)	Common share purchase warrants outstanding consist of the
following:

Exercise	Expiry			  2001	 		2000
Price		Date				     #		  	  #
$8.00		March 9, 2002		22,917		   222,917
$9.60		October 4, 2002		96,000	 	    96,000
$0.52		December 28, 2002		     -		 1,000,000
$0.80		January 16, 2003		     -	    	 1,000,000
US$4.45	May 9, 2002			35,000	          	   -
US$4.45	May 16, 2002		35,000	               -
					     388,917 		 2,318,917

(c)	Common share purchase options outstanding consist of the
following:

Exercise  Expiry							   2001	2000
Price	    Date			Holder				#	   #
$14.00    October 1, 2004	Employee		         	-	62,500
$20.00    October 1, 2004	Employees & director	      -    	26,875
$12.00    August 15, 2001	Employee		         	-	 2,500
$12.00    February 15, 2001	Director		         	-	 2,500
$1.50	    February 6, 2005	Directors and employees	   5,000      -
$4.00	    June 14, 2005		Directors and consultants 66,000	  -
$6.30	    January 8, 2006	Directors and employees	 322,500      -
						     		       393,500     94,375